United States securities and exchange commission logo





                              May 15, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Response dated
April 17, 2024
                                                            File No. 333-274435

       Dear Jeffrey Holman:

                                                        We have reviewed your
written response and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

       Written Response Submitted on April 17, 2024

       General

   1. You disclose on page 12 of your amended Form S-1 filed on February 14, 2024 that UNFI is your primary
supplier, however we note that for the year ended September 30, 2022 approximately 54% of
purchases were made with Albert's Organics. Please revise your risk factor to address
any risks relating to your relationship with Albert's Organics. Please also disclose the
material terms of your agreements with UNFI and Albert's Organics, and file the agreements as
exhibits to the registration statement.
   2. It appears that the shares being registered for resale have not been issued and are underlying convertible
securities that also may not have been issued. In particular, it appears that the shares
registered for resale by Sabby Volatility Warrant Master Fund, Ltd.
                                                        are underlying unissued
Series A Preferred Stock. In addition, according to the amended
                                                        Form 8-K filed by HCMC
on April 11, 2024, you also intend to register the resale of shares underlying
Bridge Warrants, and it   s unclear if you have already issued the Bridge
 Jeffrey Holman
Healthy Choice Wellness Corp.
May 15, 2024
Page 2
         Warrants. For each category of shares being registered for resale (the Sabby Volatility shares, the Anson Investments shares, and the shares underlying the Bridge Warrants), please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of these shares at this time. For guidance, please refer to Question
         139.11 of the Compliance and Disclosure Interpretations for Securities Act Sections.
3. Revise your selling stockholder table in your registration statement to indicate whether the shares being registered for resale are underlying other securities and whether, and if so when, those securities were issued to the selling stockholders. Please also provide a materially complete description of the transaction in which the selling stockholders received the shares, including the date of the agreement(s) and material terms of the agreement(s). Please also file the agreements relating to these issuances as exhibits to the current registration statement. We note, for example, that the agreements to purchase the
         Series A Preferred Stock are filed with Healthier Choices Management
Corp.   s Exchange
         Act filings.
4. We note your response to prior comment 4 and partially reissue such comment. Please tell us how you have reflected the deductions of underwriting discounts and commissions and estimated expenses of the offering in your capitalization table. Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651
if you have
questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJeffrey Holman                               Sincerely,
Comapany NameHealthy Choice Wellness Corp.
                                                               Division of
Corporation Finance
May 15, 2024 Page 2                                            Office of Trade
& Services
FirstName LastName